PRIVILEGED AND CONFIDENTIAL
OMM DRAFT 11/15/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

RESTORATION HARDWARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

760981100
(CUSIP Number)

Steve L. Camahort, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, CA 94111
Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 760981100	Page 1 of 12 Pages

1.	Names of Reporting Persons. Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 2 of 12 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 760981100	Page 3 of 12 Pages

1.	Names of Reporting Persons. Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 4 of 12 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 760981100	Page 5 of 12 Pages

1.	Names of Reporting Persons. Palo Alto Small Cap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,356,900

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 6 of 12 Pages

10.	Shared Dispositive Power 3,356,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 7 of 12 Pages

1.	Names of Reporting Persons. Micro Cap Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,032,620

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 8 of 12 Pages

10.	Shared Dispositive Power 1,032,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 9 of 12 Pages

1.	Names of Reporting Persons. UBTI Free, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 85,280

	9.	Sole Dispositive Power 0

CUSIP No. 760981100	Page 10 of 12 Pages

10.	Shared Dispositive Power 85,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,280

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 760981100	Page 11 of 12 Pages

1.	Names of Reporting Persons. William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,933

	8.	Shared Voting Power 4,474,800

	9.	Sole Dispositive Power 5,933

CUSIP No. 760981100	Page 12 of 12 Pages

10.	Shared Dispositive Power 4,474,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,733

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15 Koch Road, Suite J, Corte Madera, California, 94925.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Palo Alto Investors, LLC, a Delaware limited liability company (“PAI LLC”), (2) Palo Alto Investors, Inc.,  a Delaware corporation (“PAI”), (3) Palo Alto Small Cap Master Fund, L.P., a Delaware limited partnership (“PASCMF”), (4) Micro Cap Partners, L.P., a Delaware limited partnership (“MCP”), (5) UBTI Free, L.P., a Delaware limited partnership (“UBTI”) and (6) William Leland Edwards (“Mr. Edwards”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 99.1.

(b) The business address for each of the Reporting Persons is c/o Palo Alto Investors, LLC, 470 University Avenue, Palo Alto, California, 94301.

(c) The principal business of each of PASCMF, MCP and UBTI is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.

PAI LLC is the general partner for each of PASCMF, MCP and UBTI and is registered as an investment advisor with the U.S. Securities and Exchange Commission.  PAI LLC is the investment advisor or each of PASCMF, MCP and UBTI.

PAI is the managing member of PAI LLC.  Mr. Edwards is the sole stockholder of PAI.

Mr. Edwards’ principal occupation is serving as the President and Chief Investment Officer of PAI LLC and President of PAI.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of PAI LLC, PAI, PASCMF, MCP and UBTI is organized under the laws of the State of Delaware.  Mr. Edwards is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the PAI Shares reported held by PASCMF, MCP and UBTI on this Statement were derived from their respective general working capital.  The Edwards Shares were purchased with personal funds.  A total of approximately $30,121,381 was paid to acquire the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons previously filed a Schedule 13G with respect to the Shares on May 2, 2006, as amended on May 8, 2006, February 13, 2007 and August 24, 2007.  The Reporting Persons originally acquired the Shares for investment purposes in the ordinary course of business.

The Issuer is a party to that certain Agreement and Plan of Merger, dated as of November 8, 2007 (the “Merger Agreement”), by and among the Issuer, Home Holdings, LLC, a Delaware limited liability company (“Parent”), and Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation of the merger (the “Merger”).  In the Merger, each share of Common Stock of the Issuer, other than those held by the Issuer, any subsidiary of the Issuer, Parent, or Merger Sub, and other than those shares of Common Stock with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive $6.70 per share in cash.  Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Parent and its shares of Common Stock will be delisted from The Nasdaq Global Market and will become eligible for deregistration under Section 12(g)(4) of the Act.  Pursuant to the terms of the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Issuer and the officers of the Issuer will continue as its officers.  Also at the effective time of the Merger, the certificate of incorporation and bylaws of the Issuer will be amended and restated as provided in the Merger Agreement.  The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including customary closing conditions, obtaining certain regulatory approvals and approval of the existing stockholders of the Issuer.  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On November 8, 2007, in connection with the transactions contemplated by the Merger Agreement, each of PASCMF, MCP and UBTI entered into a Stockholder Voting Agreement, dated as of November 8, 2007, with the Issuer (each, a “Stockholder Voting Agreement”), and each of PASCMF and MCP entered into a Rollover Agreement, dated as of November 8, 2007, with Parent (each, a “Rollover Agreement”).

Pursuant to the Stockholder Voting Agreements, each of PASCMF, MCP and UBTI agreed to vote for and support the Merger with Parent.  If the Issuer terminates the Merger Agreement in connection with an alternative transaction that constitutes a Superior Proposal (as defined in the Merger Agreement) that is entered into prior to 11:59 p.m., New York City time, on December 13, 2007 or after such time if the alternative transaction is with an Excluded Party (as defined in the Merger Agreement) and such transaction provides for either an all cash offer or a combination of cash and non-cash consideration where holders of shares of Common Stock may elect to receive all cash consideration without any cutback or proration and the recommendation of the Board of Directors of the Issuer in favor of the adoption of such transaction has not been adversely modified or withdrawn, then each of PASCMF, MCP and UBTI has agreed to vote in favor of the alternative transaction upon the written request of the Board of Directors of the Issuer or the Independent Committee thereof.  The foregoing description of the Stockholder Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Stockholder Voting Agreements with PASCMF, MCP and UBIT, which are attached as Exhibit 99.2, 99.3 and 99.4 hereto, respectively, and incorporated by reference herein.

Pursuant to the Rollover Agreements, each of PASCMF and MCP has agreed to contribute, immediately prior to the effective time of the Merger, 1,000,000 shares of Common Stock and 300,000 shares of Common Stock, respectively, to Parent in exchange for a pro rata equity interest in Parent.  The obligations of each of PASCMF and MCP pursuant to the Rollover Agreements is subject to the satisfaction or waiver of certain conditions, as set forth in the Rollover Agreements.  The Issuer is an express third party beneficiary to the Rollover Agreements. The foregoing description of the Rollover Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Rollover Agreements with PASCMF and MCP, which are attached as Exhibits 99.5 and 99.6 hereto, respectively, and incorporated by reference herein.

Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The amount and percentage of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is reported herein as of the close of business on November 8, 2007.  The Reporting Persons may be deemed to beneficially own an aggregate of 4,474,800 shares of Common Stock (the “PAI Shares”), representing approximately 11.5% of the outstanding Common Stock.  In addition to the PAI Shares, Mr. Edwards personally owns 5,933 shares of Common Stock (the “Edwards Shares” and, together with the PAI Shares, the “Shares”) and may be deemed to beneficially own an aggregate of 4,480,733 shares of Common Stock, representing approximately 11.5% of the outstanding shares of Common Stock.

The percentages used herein are based the 38,828,806 shares of Common Stock reported to be outstanding as of August 27, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2007, filed with the U.S. Securities and Exchange Commission on September 13, 2007, and were calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

(b)   The PAI Shares consist of 3,356,900 shares of Common Stock owned directly by PASCMF, 1,032,620 shares of Common Stock owned directly by MCP and 85,280 shares are owned directly by UBTI.  PAI LLC is the sole general partner of each of PASCMF, MCP and UBTI and consequently has the power to vote or direct the voting, or dispose or direct the disposition, of all of the PAI Shares.  By virtue of its position as Managing Member of PAI LLC, PAI may also be deemed to share voting or dispositive power with respect to the PAI Shares.  By virtue of his positions as President of PAI LLC and President and sole stockholder of PAI, Mr. Edwards may also be deemed to share voting or dispositive power with respect to the PAI Shares.  Accordingly, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the PAI Shares.  Mr. Edwards also directs the voting and disposition of the Edwards Shares.

Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) Except as expressly set forth herein, there have been no transactions in Common Stock by the Reporting Persons in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

Item 7.	Material to Be Filed as Exhibits.

99.1
Joint Filing Agreement dated November 19, 2007, by and among Palo Alto Investors, LLC, Palo Alto Investors, Inc., Palo Alto Small Cap Master Fund, L.P., Micro Cap Partners, L.P., UBTI Free, L.P. and William L. Edwards.

99.2
Agreement and Plan of Merger, dated as of November 8, 2007, among Home Holdings, LLC, Home Merger Sub, Inc., and Restoration Hardware, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by the Issuer with the SEC on November 8, 2007)

99.3	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and Palo Alto Investors Small Cap Master Fund, L.P.

99.4	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and Micro Cap Partners, L.P.

99.5	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and UBTI Free, L.P.

99.6	Rollover Agreement, dated as of November 8, 2007, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

99.7	Rollover Agreement, dated as of November 8, 2007, by and between Home Holdings, LLC and Micro Cap Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007
Palo Alto Investors, LLC

	By:	/s/ William L.Edwards
	Name:	William L. Edwards
	Title:	President

Palo Alto Investors, Inc.

	By:	/s/ William L.Edwards
	Name:	William L. Edwards
	Title:	President

Palo Alto Small Cap Master Fund, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
	Name:	William L. Edwards
	Title:	President

Micro Cap Partners, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
	Name:	William L. Edwards
	Title:	President

UBTI Free, L.P.
By Palo Alto Investors, LLC, its general partner

By Palo Alto Investors, Inc., its managing member

	By:	/s/ William L. Edwards
	Name:	William L. Edwards
	Title:	President

WILLIAM L. EDWARDS

/s/ William L. Edwards
	Name:	William L. Edwards

INDEX TO EXHIBITS

Exhibit Number	Document

99.1
Joint Filing Agreement dated November 19, 2007, by and among Palo Alto Investors, LLC, Palo Alto Investors, Inc., Palo Alto Small Cap Master Fund, L.P., Micro Cap Partners, L.P., UBTI Free, L.P. and William L. Edwards.

99.2
Agreement and Plan of Merger, dated as of November 8, 2007, among Home Holdings, LLC, Home Merger Sub, Inc., and Restoration Hardware, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by the Issuer with the SEC on November 8, 2007)

99.3	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and Palo Alto Investors Small Cap Master Fund, L.P.

99.4	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and Micro Cap Partners, L.P.

99.5	Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and UBTI Free, L.P.

99.6	Rollover Agreement, dated as of November 8, 2007, by and between Home Holdings, LLC and Palo Alto Small Cap Master Fund, L.P.

99.7	Rollover Agreement, dated as of November 8, 2007, by and between Home Holdings, LLC and Micro Cap Partners, L.P.